Watch Party LLC

Statements of Comprehensive Income

(Unaudited)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Revenue	$ -	$ -
Expenses:		
Professional fees	379	728
Total expenses	379	728
Net loss	$ (379)	$ (728)